Mail Stop 0309	October 7, 2004

Mr. David M. Dill
Executive Vice President and Chief Financial Officer
Renal Care Group, Inc.
2525 West End Avenue, Suite 600
Nashville, Tennessee 37203

Re:  	Renal Care Group, Inc.
Registration Statement on Form S-3 filed September 27, 2004
File No. 333-119285

Dear Mr. Dill:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please withdraw the previously filed Form S-4, file no. 114607, that relates to the proposed exchange offer of the notes you seek to register pursuant to this Form S-3.
2. Please amend the registration statement to identify selling securityholders to cover the full dollar amount of the notes you have registered. Please identify all known persons in the selling securityholder table. To the extent that you cannot identify some of the selling securityholders, include a line item in the table titled "unidentified selling securityholders." Please also revise your disclosure to state that you will file a post-effective amendment to identify any additional selling securityholders.
3. Please note that in order to substitute new names for the names of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material, the number of securities or dollar amount registered does not change, and the new owners` securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements. In addition, in that regard we refer to your statement on page 67 that, "Selling securityholders, including any non-sale transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes pursuant to this prospectus or any prospectus supplement." Please revise your disclosure to indicate that you may need to amend this registration statement to substitute new names.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant Director


cc:	Steven L. Pottle, Esq.
Peter C. November, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309


Mr. David M. Dill
October 7, 2004
Page 1